SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-163

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Alterity Therapeutics Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

This Form 6-K is being incorporated by reference into our Registration Statement on Form S-8 (Files No. 333-251073, 333-248980 and 333-228671) and our Registration Statements on Form F-3 (Files No. 333-251647, 333-249311, 333-231417 and 333-250076)

ALTERITY THERAPEUTICS LIMITED

(a development stage enterprise)

The following exhibits are submitted:

99.1	ATH to present New Biomarker data at International Congress

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alterity Therapeutics Limited

/s/ Geoffrey P. Kempler
By:	Geoffrey P. Kempler
Chairman

Date: August 22, 2023

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